Exhibit 99.1

Collective Mining Expands Apollo to the Northeast Intercepting 150.50 Metres at 1.74 g/t AuEq Including 42.0 Metres @ 4.02 g/t AuEq

TORONTO, Dec. 4, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that it has discovered an extension to the Apollo system ("Apollo") on the northeastern flank at depth and as a result opens the possibility for major expansion growth along the northern side of the system. The Apollo system is the flagship discovery within the Company's multi-target Guayabales Project in Caldas, Colombia. The Company currently has five drill rigs operating as part of its fully funded and on-schedule 40,000-meter drilling program for 2024. A fully funded 60,000-meter drill program is planned for 2025, which will be the largest drilling campaign in the history of the Company.

Approximately 101,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 67,000 metres at Apollo. There are currently 25 drill holes awaiting assaying with results for the majority of these holes expected prior to year-end 2024.

Ari Sussman, Executive Chairman commented: "Apollo continues to expand and deliver excellent results. Drill hole APC100-D1 confirms that the small surface outcrops and shallowly drilled fingers of poorly mineralized breccia at surface can transition into broad and high-grade mineralized zones at depth. Looking forward, our initial follow up hole to the Ramp Zone discovery (APC103-D1 from Pad 16) has recently entered the projection of the zone to the east of discovery hole APC99-D5 (57 metres @ 8.18 g/t AuEq; see press release dated October 22, 2024). Also, drilling from Pad 17 (APC104-D1 and APC104-D2) to orthogonally test for potential high-grade subzones within Apollo has cut wide zones of strong visible sulphide mineralization.  Assay results for these holes are expected over the next two to six weeks."

Highlights (see Table 1 and Figures 1-4)

•	Directional hole APC100-D1, drilled due south from OPad 6, cut 150 meters of mineralization outside yet contiguous to the northeastern known boundary of Apollo with assays results as follows:
•	150.50 metres @ 1.74 g/t gold equivalent from 189.20 metres including:
•	42.00 metres @ 4.02 g/t gold equivalent from 236.65 metres
•	The assay result for APC100-D1 confirms the Company's geological hypothesis, namely that shallow fingers and surface outcrops of poorly mineralized or unmineralized breccia in the Apollo system transition into coherent, broad and strongly mineralized zones at depth (for example, refer to drill holes APC98-D1 and APC98-D2 in the press release dated August 19, 2024, in relation to APC100-D1). As a result, the entire northern area of Apollo and particularly the north and northeast portion where outcrops of unmineralized breccia have been mapped at surface offers major expansion potential for Apollo at depth (See Figure 2).
•	Directional holes APC98-D3 and APC98-D5, drilled to the southwest from mother hole APC-98D (collared from OPad 5), serve to further confirm the geological hypothesis outlined above by cutting multiple new narrow zones of mineralized breccia fingers on the northern flank of the Apollo system at much shallower elevations than the APC100-D1 intercept before entering and infilling a poorly drilled area of the Apollo system. The following assay results are highlighted:
•	211.10 metres @ 1.29 g/t gold equivalent from 209.65 metres (APC98-D3), including:
•	24.10 metres @ 3.43 g/t gold equivalent from 335.55 metres
•	16.55 metres @ 2.39 g/t gold equivalent from 404.20 metres
•	164.15 metres @ 1.23 g/t gold equivalent from 257.45 metres (APC98-D5), including:
•	24.50 metres @ 2.34 g/t gold equivalent from 310.30 metres
•	19.00 metres @ 2.18 g/t gold equivalent from 351.45 metres
•	Three rigs are currently drilling at Apollo with holes from Pad 16 and Pad 18 targeting the recently discovered high-grade Ramp Zone and one rig at Pad 17 testing the potential of newly modeled high-grade subzones at shallower elevations.

Table 1: Assays Results for Drill Holes APC98-D3, APC98-D4, APC98-D5 and APC100-D1

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t**
APC98-D3	1.50	5.10	3.60	1.29	15	0.02	0.25	1.57
and	56.00	94.15	38.15	1.07	14	0.02	0.18	1.31
Incl	77.15	94.15	17.00	1.90	22	0.03	0.34	2.29
and	145.70	153.10	7.40	1.10	18	0.02	0.04	1.34
and	209.65	420.75	211.10	0.97	19	0.06	0.08	1.29
Incl	335.55	359.65	24.10	2.95	29	0.08	0.27	3.43
& incl.	404.20	420.75	16.55	2.08	20	0.07	0.06	2.39
APC98-D4*	1.70	23.50	21.80	0.89	10	0.02	0.08	1.05
APC98-D5	31.20	47.10	15.90	0.89	9	0.02	0.09	1.03
and	198.00	213.00	15.00	1.15	10	0.01	0.08	1.28
and	257.45	421.60	164.15	1.01	14	0.04	0.08	1.23
Incl	310.30	334.80	24.50	1.89	26	0.08	0.15	2.34
& incl.	351.45	370.45	19.00	1.87	19	0.04	0.17	2.18
APC100-D1	189.20	339.70	150.50	1.46	18	0.06	0.03	1.74
Incl	236.65	278.65	42.00	3.60	31	0.09	0.05	4.02

*Drillhole APC98-D4 was terminated in mineralization due to a technical issue with the diamond drill rig.
**AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.43 x 0.85) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Figure 1: Cross Section A - A’ Outlining the Apollo Block Model and the Related Expansion From Drill Hole APC100-D1 (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Apollo System Highlighting the Northeasterly Expansion From Drill Hole APC100-D1 (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting APC100-D1 (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.
To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo system. The Company's objectives are to expand the Apollo system by stepping out along strike and testing the newly discovered high-grade Apollo Ramp Zone, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management, insiders, and strategic investor Agnico Eagles Mines Limited own approximately 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:
Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 04-DEC-24